Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for each of the periods in the table below and, accordingly, we have not included a ratio of earnings to fixed charges for these periods. The table below sets forth our deficiency of earnings to cover fixed charges on a historical basis for the periods indicated (in thousands, except ratio).

						Three
						Months
						Ended
	Years Ended December 31,					March 31,
	2012	2013	2014	2015	2016	2017
Fixed Charges:
Interest expense	$2,283	$1,518	$2,639	$2,977	$2,770	$774
Non-cash interest expense on liability related to future sale of royalties	—	—	—	2,428	9,382	2,558

Total fixed charges	$2,283	$1,518	$2,639	$5,405	$12,152	$3,332

Earnings (loss):
Net loss	$(33,363)	$(23,426)	$(33,353)	$(23,639)	$(43,191)	$(15,551)
Fixed charges per above	2,283	1,518	2,639	5,405	12,152	3,332

Total adjusted earnings (loss)	$(31,080)	$(21,908)	$(30,714)	$(18,234)	$(31,039)	$(12,219)

Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(33,363)	$(23,426)	$(33,353)	$(23,639)	$(43,191)	$(15,551)

 For purposes of calculating the ratio above, earnings (loss) consist of income (loss) before income taxes plus fixed charges. Fixed charges include (i) interest expense, (ii) non-cash interest expense on liability related to future sale of royalties, (iii) amortized premiums, debt discounts and capitalized interest related to indebtedness, and (iv) an estimate of the interest within rental expense that is considered by us to be a reasonable approximation of the interest factor, which is zero.

We did not record earnings for any of the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and for the three months ended March 31, 2017. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends in such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods. The dollar amount of the deficiency in earnings available for fixed charges for the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016 and for the three months ended March 31, 2017 was approximately $33,363,000, $23,426,000, $33,353,000, $23,639,000, $43,191,000 and $15,551,000, respectively.